OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arel Communications and Software Ltd.

(Name of Issuer)

Ordinary Shares, NIS .001 Par Value

(Title of Class of Securities)

M14925107

(Cusip Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M14925107

1.	Name of Reporting Person: Clayton L. Mathile		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,705,276

		8.	Shared Voting Power: 276,722

		9.	Sole Dispositive Power: 1,705,276

		10.	Shared Dispositive Power: 276,722

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,981,998

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.1%

14.	Type of Reporting Person (See Instructions): IN

2

Item 1.	Security and Issuer
This statement relates to the shares of ordinary shares, NIS .001 Par Value (the “Shares”) of Arel Communications and Software Ltd. (the “Issuer”), an Israeli corporation. The Issuer’s principal executive offices are located at 3 Hayardan Street, Yavne 70600, ISRAEL.

Item 2.	Identity and Background
(a) Clayton L. Mathile

(b) 6450 Sand Lake Road, Suite 200 Dayton, Ohio 45414

(c) The Reporting Person is a private investor who conducts his business at 6450 Sand Lake Road, Suite 200, Dayton, Ohio 45414.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been, or is not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The shares owned by the Reporting Person were acquired in connection with an Asset Purchase Agreement pursuant to which substantially all of the assets of a limited liability company in which the Reporting Person had an interest were sold to an affiliate of the Issuer in exchange for cash and the Shares.

Item 4.	Purpose of Transaction
The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

3

Item 5.	Interest in Securities of the Issuer
	(a)	Amount Beneficially Owned

1,981,998 Percent of Class 15.1%

	(b)	Number of Shares as to which the Person has:

(i)	Sole power to vote or direct the vote:
1,705,276, 247,955 of which are held by a limited liability company which the Reporting Person controls, and the balance of which are held by the Reporting Person as trustee of an Amended Agreement of Trust for the benefit of the Reporting Person.

(ii) Shared power to vote or direct the vote: 276,722, which shares are held by M.E. Jones Sub, Ltd. (fka W2Com, LLC), a limited liability company.

(iii)	Sole power to dispose or to direct the disposition of:
1,705,276, 247,955 of which are held by a limited liability company which the Reporting Person controls, and the balance of which are held by the Reporting Person as trustee of an Amended Agreement of Trust for the benefit of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of 276,722, which shares are held by M.E. Jones Sub, Ltd. (fka W2Com, LLC), a limited liability company.

	(c)	None

	(d)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Shares are subject to certain liquidation preferences as described in Article 123 of the Articles of Association of the Issuer.

272,727 of the Shares over which the Reporting Person has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of are currently held in escrow by National City Bank pursuant to an Escrow Agreement dated August 8, 2000 by and among the Issuer, M.E. Jones Sub, Ltd. (fka W2Com, LLC), CYMI, Ltd. and National City Bank.

380,863 of the Shares over which the Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of are currently held in escrow by National City Bank pursuant to an Escrow Agreement dated August 8, 2000 by and among the Issuer, M.E. Jones Sub, Ltd. (fka W2Com, LLC), CYMI, Ltd. M.E. Jones, Inc., Mitchell E. Jones and National City Bank.

Item 7.	Material to Be Filed as Exhibits
1. Escrow Agreement dated August 8, 2000 by and among the Issuer, M.E. Jones Sub, Ltd. (fka W2Com, LLC), CYMI, Ltd. and National City Bank.

2. Escrow Agreement dated August 8, 2000 by and among the Issuer, M.E. Jones Sub, Ltd. (fka W2Com, LLC), CYMI, Ltd. M.E. Jones, Inc., Mitchell E. Jones and National City Bank.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003

By:	/s/ CLAYTON L. MATHILE
Name:	Clayton L. Mathile
Title:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

5